January 5, 2017

VIA EDGAR

Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Re:	The One Group Hospitality, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 14, 2016
File No. 001-37379

Dear Ms. Shenk:

The One Group Hospitality, Inc. (the “Company”, “we”, “us” or “our”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 8, 2016 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Terms and Metrics – EBITDA, Adjusted EBITDA and Adjusted Net Income, page 35

1.	Please move the discussion of these non-GAAP measures to follow the discussion of your GAAP results of operations so as to not give undue prominence to these non-GAAP measures pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Also, refer to 102.10 of staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response: In response to the Staff’s comment, in future filings, the Company will move the discussion on non-GAAP measures to follow the discussion of our GAAP results of operations.

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-21

2.	We note from your disclosure that cumulative profitable quarters and projected future pretax income are sources of positive evidence that led you to conclude that it is more likely than not you will realize your deferred tax asset. However, we note you recorded pre-tax operating losses in fiscal 2015, 2013 and during the nine months ended September 30, 2016. As it appears that pre-tax cumulative operating losses in recent years exist, please explain to us why you believe it was appropriate to reverse your entire deferred tax asset in fiscal 2015. As part of your response, please provide us with your analysis of the positive and negative evidence considered in determining the likelihood that your deferred tax assets will be realized, including the weight given to each positive and/or negative factor and the extent each factor is objectively verifiable. Additionally, please include the significant assumptions used in your future pretax income projections and why you believe they are reasonable and appropriate.

Response: In response to the Staff’s comment regarding the appropriateness of the reversal of the Company’s entire deferred tax asset in fiscal 2015, the Company evaluated the facts and circumstances regarding the generation and utilization of its net deferred tax assets in the U.S. as of December 31, 2015. As a result of the evaluation that was done in connection with the filing of the Form 10-Q for the period ended June 30, 2015, it was determined that it was more likely than not that its U.S. deferred tax assets will be realized prior to their expiration. In arriving at this determination, consistent with the provisions of ASC 740-10-30-17, the Company reviewed all available positive and negative evidence as further discussed below.

Positive Evidence

•	As of June 30, 2015, the Company was not at risk of having its deferred tax assets of $7.4 million expire unutilized. Of this amount, $1.2 million and $0.1 million, represent the Company’s FICA tip credit carry-forward and net operating loss carry-forward, respectively, which do not begin to expire until 2033. The remaining balance of $6.1 million is not subject to legislative expiration. These deferred tax assets were expected to be realized in calendar years 2016 through 2019.

•	While the Company has incurred operating losses for fiscal years 2013 and for the six months ended June 30, 2015, it is important to evaluate the composition of theses operating losses. These operating losses included charges that were not expected to recur in the future. The Company’s pre-tax income, as adjusted for non-recurring items, minority interest and permanent differences (“Adjusted Pre-tax Income”) as shown in the table below, demonstrate the Company’s historical ability to generate earnings that can be used to utilize its deferred tax assets.

	In thousands (000)
	For the years ended		For the six months ended	Cumulative Pre-tax Income/(Loss)
	2013	2014	June 30, 2015
Consolidated pre-tax income (loss)	$(15,222)	$7,350	$824	$(7,048)
Pre-tax income (loss) attributable to foreign operations	1,102	1,221	263	2,586
Pre-tax income (loss) attributable to operations in the United States	(16,324)	6,129	561	(9,634)

Non-recurring items
Gain from hotel break-up fee		(1,200)		(1,200)
Non-recurring costs associated with the reverse merger	10,347			10,347
Derivative (income) expense	10,095	(3,854)	(2,778)	3,463
Non-recurring other transaction costs			100	100

Non-controlling interest and permanent differences
Non-controlling interest	(384)	409	27	52
Penalties	16	34	17	67
FICA tip credit	334	655	459	1,448

Income (loss) after permanent items, NCI and non-recurring items	$4,084	$2,173	$(1,614)	$4,643

The non-recurring items in the table above include the following:

o	A one-time fee of $1.2 million received from a customer (hotel) representing compensation to the Company for the early termination of a management contract in 2014.
o	One-time transaction costs of $10.3 million associated with the reverse merger of the Company in the fourth quarter of 2013 as further disclosed in our consolidated financial statements incorporated in our Form 10-K for the year ended December 31, 2013.
o	One-time transaction costs of $0.1 million incurred during the six months ended June 30, 2015 associated with the terminated acquisition of another entity.
o	Fair value adjustments related to the warrants issued in connection with the reverse merger in the fourth quarter of 2013, which were recorded and disclosed as a derivative liability in our consolidated financial statements incorporated in our Forms 10-K for the years ended December 31, 2013, 2014 and 2015. These non-cash items were not expected to recur in the future as the warrants expired unexercised on February 27, 2016.

•	The Company projected future taxable income during the periods subsequent to June 30, 2015 as shown in the table below:

	For the years ending December 31,
	In thousands (000)
	2015 *	2016	2017	2018
Revenues	63,173	80,112	93,435	93,080
Adjusted pre-tax income	2,073	2,413	5,156	5,105
Adjusted pre-tax income as a % of revenue	3%	3%	6%	5%

* - included actual results for the six months ended June 30, 2015 and projected results for the six months ended December 31, 2015.

We expect that the trend in earnings in 2018 will continue in 2019, which will allow us to utilize our deferred tax assets as of June 30, 2015. The assumptions used in our projections include revenue growth and adjusted pre-tax income. These assumptions were based on our historical operating results and expectations of cost reductions (i.e. non-recurring pre-opening expenses) as we open our largest restaurants in 2015 and 2016. The projected increase in revenues above were mainly driven by new restaurants which opened or were expected to open in late 2015 and 2016. The projected increase in revenues were based on historical revenues of similar-sized Company-owned restaurants. The projected Adjusted Pre-tax Income for the full year ended December 31, 2015 as a percentage of revenues (3%) is consistent with the historical Adjusted Pre-tax Income as a percentage of revenues which ranged from 3% to 5% for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015. The expected Adjusted Pre-tax Income in 2016, 2017 and 2018, as a percentage of revenues, is expected to range from 3% to 6%, which is in-line with historical results.

Negative Evidence

•	The lack of operational history as a public operating group.
•	Actual operating losses in some periods due to costs associated with going public and preopening costs relating to future growth.
•	Economic uncertainty in the markets in which we currently operate.

In assessing the recoverability of the Company’s deferred tax assets as of June 30, 2016, no weight is currently being placed, nor needs to be placed, on any prudent and feasible tax planning strategies. We assessed that the combination of the Company’s historical ability to generate earnings, the projected Adjusted Pre-tax income to be generated in future periods and the relative infancy of our FICA tip carry-forwards and operating loss carry-forwards outweighs the negative evidence and fully supports the recoverability of our deferred tax assets.

Form 10-Q for the quarter ended September 30, 2016

Note 18 – Income Taxes, page 20

We note you recognized income tax benefit of $4,046,961 and $3,567,299 on pre-tax losses of $(2,368,542) and $(3,895,875) for the three and nine months ended September 30, 2016, respectively. You disclose the reason for changes in effective tax rates were primarily dependent on pre-tax income or loss and discrete items of the applicable periods and the FICA tip credit claimed for those periods. Please explain to us in greater detail the nature of these items and why you continue to believe it is more likely than not you will have sufficient taxable income in the future to recognize your deferred tax assets in light of your recent results. As part of your response, please tell us how your actual results for fiscal 2016 compare to those used in your pre-tax income projections at June 2015 when the decision was made to release your valuation allowance.

Response(s):

In response to the Staff’s comment regarding the reason for the change in effective tax rates, as stated in the 10-Q, for the quarter ended September 30, 2016, the change in the effective rates for the three and nine months ended September 30, 2016 is primarily a function of the impact of the company’s largest permanent tax difference, the FICA tip credit.  The amount of the FICA tip credit is consistent on a quarterly basis, its impact on the effective tax rate is directly related to any changes in projected pre-tax book income, and is part of the normalized effective rate before any discrete items. The income tax benefit recorded in the three months ended September 30, 2016 included the adjustment required to account for the swing in the ETR resulting from the revised projected pre-tax book income/loss. The impact of this is depicted in the table below:

Impact on Annualized Tax Rate	As of June 30, 2016	As of September 30, 2016

Net FICA Tip Credit	(19.13)%	55.21%

Projected Annual Pre-tax Book Income/(Loss) (in thousands)	$3,169	$(1,182)

In response to the Staff’s comment regarding why we believe it is more likely than not that we will have sufficient taxable income in the future to recognize our deferred tax assets in light of our recent results, our evaluation of both the positive and negative evidence which existed at September 30, 2016 resulted in a more likely than not determination that the Company’s deferred tax assets would be realized.

Negative Evidence

•	The Company incurred a cumulative Adjusted Pre-tax Loss for the trailing 36 months ended September 30, 2016 amounting to $5.0 million
•	The Company did not meet the projections of Adjusted Pre-tax Income in 2016, which was used in the Company’s assessment that its valuation allowance should be reversed during the three and six months ended June 30, 2015. The reconciliation between the projected and actual results in 2016 is shown in the table below:

In thousands (000)
Projected adjusted pre-tax income for 2016*	$2,413
Delayed opening of restaurants:
Margin loss due to revenue shortfall due to Orlando	(1,000)
Incremental pre-opening costs	(3,400)
Closure of restaurants and other adjustments	(490)
Actual adjusted pre-tax loss for 2016**	$(2,477)

* - represents projections for 2016 made at June 30, 2015.

** - represents actual results for the nine months ended September 30, 2016 and projected results for the three months ended December 31, 2016.

The difference between the projected Adjusted Pre-tax income and the actual Adjusted Pre-tax Loss in 2016 is mainly related to the delayed opening of the Company’s largest restaurant, which is located in Orlando, FL (STK Orlando). This restaurant was initially expected to open in the spring/ summer of 2015 but due to significant delays in construction, it opened in late May 2016. This caused the Company to miss their margin projections by $1.0 million and to incur incremental pre-opening costs amounting to $3.5 million.

Positive Evidence

•	As of September 30, 2016, the Company was not at risk of having its deferred tax assets of $13.9 million expire unutilized. Of this amount, $1.9 million and $6.5 million, represent the Company’s FICA tip credit carry-forward and net operating loss carry-forward, respectively, which do not begin to expire until 2033. The remaining balance of $5.4 million is not subject to legislative expiration. These deferred tax assets were expected to be realized in calendar years 2016 to 2021.

•	The Company projected Adjusted Pre-Tax Income in future periods as shown below:

Projected Adjusted Pre-Tax Income

	In thousands (000)
	2016	2017	2018	2019	2020	2021
Adjusted pre-tax income	$(2,477)	$7,929	$9,030	$9,030	$9,030	$9,030

As of September 30, 2016, the Company projected sufficient book taxable income to fully utilize the deferred tax assets in the future. The following factors are projected to drive the profitability of the Company in 2017 from a pretax loss in 2016 and include the following:

•	In 2016, the Company incurred incremental pre-opening costs related to STK Orlando of $3.5 million due to the significant delay in the opening of the restaurant as discussed above which will not occur in 2017.

•	The Company is expected to benefit in 2017 from the full year operating results of units opened in 2016 and the partial year results of units expected to open 2017. The Company is also expected to benefit in 2017 from the full year operating results of license agreements executed in 2016. The projected revenues and earnings for these new units are based on the historical operating results of similar-sized Company-owned units. These restaurants are projected to significantly increase Adjusted Net Income from owned, managed and licensed operations by $4.0 million.

Included in the 2016 results are operating losses for the Company-owned units located in Washington, DC and Los Angeles, CA. The operating losses from these units, which aggregated to $0.5 million during the nine months ended September 30, 2016, are not expected to recur in the future as these units were closed in 2016.

•	The Company has already taken action and is in the process of implementing additional cost reductions that are included in general and administrative expenses (including salaries and employee benefits, marketing and travel costs, etc.) for 2017 and are projecting a reduction of approximately $1.0 million. The projected savings in 2017 are based on amounts historically incurred by the Company for these type of expenses.

The Company believes that the projected results through 2018 are reasonable and achievable because they are based on historical revenue growth trends and Adjusted Pre-tax Income as a % of revenues. In addition, the increase in the Adjusted Pre-tax Income in 2018 compared to 2017 is primarily related to the full year results in 2018 of restaurants that were opened in 2017. The projections of revenues and Adjusted Net Income in years 2019 to 2021 assumes zero growth and are expected to be consistent with 2018. This assumption is based on the absence of any plans to open or close a location during the remainder of the forecast period.

Based on our evaluation of both negative and positive evidence that impact the recoverability of the Company’s net deferred tax assets, including its net operating loss carryforwards, management assessed that a valuation allowance on the Company’s net deferred tax assets is not required as of September 30, 2016. The negative evidence, which consisted mainly of the Company’s cumulative pre-tax losses and missed projections, occurred during the period when the Company was rapidly expanding its operations and are not expected to recur in the future. The positive evidence, which consisted of the relatively long period before the Company’s deferred tax assets expire and the expectation that the Company will generate future taxable income outweighs the negative evidence. The Company’s projected taxable income represents the direction of the Company after its expansion phase which was substantially completed in late 2016. As of the end of 2016, the Company has already opened its largest restaurants and is no longer expecting to incur significant amounts of pre-opening expenses, which are expected to increase the Company’s earnings in the future.

*******

The Company respectfully believes it has appropriately responded to the Staff's comments contained in the Staff's letter dated December 8, 2016. Please do not hesitate to call me at 646-624-2400 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely Yours,

/s/ Sam Goldfinger

Sam Goldfinger

Chief Financial Officer